Exhibit 16.1

DAVIS ACCOUNTING GROUP, P.C.
A Certified Public Accounting Firm
1957 West Royal Hunte Drive, Suite 150, Cedar City, Utah 84720
(435) 865-2808  •  FAX (435) 865-2821

Securities and Exchange Commission
450 – Fifth Street N.W.
Washington, D.C. 20549

Gentlemen:

Davis Accounting Group P.C. is the former independent registered accountant of Powersafe Technology Corp. (the “Company”).  We have read the Company’s Current Report on Form 8-K/A dated May 27, 2009, and are in agreement with the contents of Item 4.01, paragraphs one through three, except for the last half of sentence two of the first paragraph regarding the engagement of new principal independent accounts, for which we have no basis to agree or disagree.  For the remainder of the Current Report on Form 8-K, we have no basis to agree or disagree with other statements of the Company contained therein.

Respectfully submitted,

/s/ Davis Accounting Group P.C.

Cedar City, Utah,
May 27, 2009.